Marina Biotech, Inc.

3830 Monte Villa Parkway

Bothell, WA 98021

(425) 908-3600

February 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Amy Reischauer

RE:	Marina Biotech, Inc.

Post-Effective Amendment No. 2

to Form S-3 on Form S-1

Filed January 28, 2013

File No. 333-148771

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Marina Biotech, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m. on February 11, 2013, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a)          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Philip C. Ranker
Philip C. Ranker
Interim CFO and Secretary